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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                      ----------------------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*

                     Crescendo Pharmaceuticals Corporation
                     -------------------------------------
                               (Name of Issuer)

                     Class A Common Stock, Par Value $0.01
                     -------------------------------------
                        (Title of Class of Securities)

                                  225637 10 7
                                  -----------
                                 CUSIP Number

                             Peter D. Staple, Esq.
                               ALZA Corporation
                      1900 Charleston Road, P.O. Box 7210
                     Mountain View, California 94039-7210
                                (650) 564-5000

                                With a copy to:
                               Alan Jacobs, Esq.
                      Heller Ehrman White & McAuliffe LLP
                       4250 Executive Square, 7th Floor
                        La Jolla, California 92037-9103
                                (858) 450-8400
          -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              November 13, 2000
         ------------------------------------------------------------
            (Date of Event which requires Filing of this statement)

---------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   If the filing person has previously filed a statement on Schedule 13G to

                                                                          Page 1
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report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                              Page 2 of 13 Pages


CUSIP No.   225637 10 7              13D               Page 3 of 13 Pages
----------------------------                       -----------------------------

1    Names of reporting persons
     I.R.S. identification No.. of above persons (entities only)
     ALZA Corporation
     I.R.S. Identification No. 77-0142070
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2    Check the appropriate box if a member of a group   (a) [ ]
                                                        (b) [ ]
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3    SEC use only

-------------------------------------------------------------------------------
4    Source of funds*

         00
-------------------------------------------------------------------------------
5    Check box if disclosure of legal proceedings is required     [ ]
     Pursuant to item 2(d) or 2(e)

-------------------------------------------------------------------------------
6    Citizenship or place of organization

                  Delaware
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NUMBER OF            7          Sole voting power
 SHARES                         4,933,509 Shares of Class A Common Stock
                     --------------------------------------------------------
BENEFICIALLY         8          Shared voting power
OWNED BY                        None
                     --------------------------------------------------------
EACH                 9          Sole dispositive power
REPORTING                       4,933,509 Shares of Class A Common Stock
                    --------------------------------------------------------
PERSON WITH         10          Shared dispositive power
                                None
-----------------------------------------------------------------------------
11   Aggregate amount beneficially owned by each reporting person
     4,933,509 Shares of Class A Common Stock and 1000 Shares of Class B Common Stock.
-------------------------------------------------------------------------------
12   Check box if the aggregate amount in row (11) excludes certain shares

-------------------------------------------------------------------------------
13   Percent of class represented by amount in row (11)
     100%
-------------------------------------------------------------------------------
14   Type of reporting person*
     CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.  Security and Issuer.
         -------------------

  This statement constitutes Amendment No. 2 to the Statement on Schedule
13D, dated September 18, 1997, relating to shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares") of Crescendo Pharmaceuticals Corporation, a Delaware corporation ("Crescendo"). The principal executive office of Crescendo is located at 2000 Charleston Road, Suite 300, Mountain View, CA 94043. Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the initial
Schedule 13D.

  The reporting person, ALZA Corporation, a Delaware corporation ("ALZA"), is filing this Amendment No. 2 on Schedule 13D because, on November 13, 2000, it closed the exercise of its option to purchase all of the issued and outstanding Class A Shares of Crescendo. As a consequence, ALZA now owns all issued and outstanding stock of Crescendo and Crescendo is a wholly owned subsidiary of ALZA.

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 Item 5.      Interest in Securities of the Issuer.
             -------------------------------------
  As of November 13, 2000, ALZA owns 4,933,509 Class A Shares of Crescendo. ALZA owns 100% of the issued and outstanding stock of Crescendo.

Item 7.  Exhibits.
         --------
         None

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 13, 2000

                                                   ALZA CORPORATION



                                                  BY: /s/ Peter D. Staple
                                                      __________________________
                                                  Peter D. Staple,
                                                  Executive Vice President,
                                                  Chief Administrative Officer
                                                  and General Counsel